WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

General

The following management discussion and analysis of Western Copper Corporation (“Western Copper” or the “Company”) is dated March 25, 2008, and provides an analysis of the Company’s results of operations for the year ended December 31, 2007.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation December 31, 2007 audited annual consolidated financial statements and the related notes for the years then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper’s accounting policies are described in note 2 of the financial statements noted above. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western Copper is listed on the Toronto Stock Exchange under the symbol ‘WRN’ and is registered under Form 20F with the United States Securities and Exchange Commission (“SEC”). At March 25, 2008, the Company had 72,769,036 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on Form 20F.

Core business

Western Copper Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its late-stage exploration mineral properties towards production.

All Canadian properties have National Instrument 43-101 compliant resource estimates, as follows:

MEASURED + INDICATED RESOURCE ESTIMATE*
	Resource Grade
Property	Tonnes	Copper	Gold	Other
	M	%	g/t	By-Product
Carmacks	16	0.98	0.39	4 g/t Ag
Casino	964	0.22	0.24	0.02% Mo
Hushamu	231	0.28	0.31	-
INFERRED RESOURCE ESTIMATE*
	Resource Grade
Property	Tonnes	Copper	Gold	Other
	M	%	g/t	By-Product
Casino	179	0.17	0.19	0.02% Mo
Hushamu	53	0.28	0.38	-
Redstone	34	3.92	-	9 g/t Ag

*National Instrument 43-101 references are listed at the end of this document.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

Carmacks (Yukon, Canada)

The Carmacks Copper Project was transferred to Western Copper as a part of the plan of arrangement between Western Silver Corporation and Glamis Gold Ltd. in May 2006. It is located 192 kilometres north of Whitehorse in the Yukon, Canada. Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty on the project, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at March 25, 2008, Western Copper has made $500,000 in advance royalty payments.

On April 26, 2007, Western Copper reported the key findings of the independent feasibility study by M3 Engineering and Technology Inc. of Tucson and announced that the study supports the development of the mine. Based on the new reserve (proven and probable) estimate of 10.6 million tonnes, the mine has an estimated six year ore production life. The feasibility study indicates initial capital development costs of $144 million, which includes a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs are estimated to be $0.98/lb. of copper (US$0.83/lb. of copper at 0.85 US$/$). Using a rolling average of 3 years historical and 2 years future copper prices of US$2.32, based on 100% equity, the project has an internal rate of return of 15.7% and an undiscounted net present value of $122.9 million. The feasibility study indicates a payback period of 3.9 years.

The rapid rise in the exchange rate between the Canadian and the US dollar will have a positive effect on the capital cost estimates as a portion of these costs are based on US dollar quotes that were translated using 0.85 US$/$. The increase in the spot price of copper since the release of the feasibility study has more than offset the rise in the above exchange rates.

Exploration on the site recommenced at the end of March 2007 with a view to better defining the southerly extent and structure of the No.1 Zone and identifying an oxide reserve in the adjacent No.7 and No.4 Zones all of which would form part of the open pit. Further drilling was also completed in No.12 and No.13 Zones in order to provide sufficient information to identify an inferred resource in those zones. 17,830 metres of drilling was completed during the season, the majority of which was in the No 1, 7 and 4 Zones. A new resource estimate based on this additional information was prepared and issued in November 2007. This new estimate added approximately one million tonnes to the previous estimate at a slightly lower grade.

Late in 2007, Western Copper conducted some geophysical investigations aimed at better understanding the newly discovered No 14 Zone and the as yet unexplored No 2 Zone.

Following completion of the feasibility study, Western authorized M3 Engineering and Technology (“M3”) to commence work on basic engineering and planning for the project, as well as the issue of requests for firm price bids for long delivery equipment

To support the detailed design work, Western Copper authorized Golder Associates to conduct a geotechnical field investigation during the summer. Work focused on the heap leach pad/events pond area, the waste rock storage area and various borrow sources on site. The results of the geotechnical investigation have been received and are now being incorporated into the detailed design.

The Company also continued its metallurgical program which includes large column leaching tests, rinsing and neutralization tests and gold recovery test work.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

During the year, Western Copper continued its discussions with the Yukon Government regarding the project’s environmental assessment under the Yukon Environmental Assessment Act. The Yukon Government issued a Comprehensive Study Report on the project for a 30 day public review and comment period and no significant comments were received. The Yukon Government will consider all the comments received and make any changes it deems necessary before issuing a final report. The Yukon Government will also coordinate the report with the YESAB report (see below) as necessary to avoid having two conflicting project recommendation reports.

Screening of the Company’s Project Proposal under the Yukon Environmental and Socio-economic Assessment Act continues. In late December 2007, the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) issued its draft screening report for public comment. The public comment period closed on February 6, 2008 and a number of submissions were received. Two submissions questioned the ability to successfully rinse and neutralize the heap at closure. As a result YESAB retained its own technical consultant to provide further advice.

Following issue of the final YESAB and YEA reports, the Yukon Government will prepare a Decision Document reflecting the recommendations of the two reports. This Decision Document will allow the Yukon Government’s Department of Energy Mines and Resources (“EMR”) to issue the Quartz Mining License. Discussions between the Company and EMR have taken place in the last quarter of 2007 and early 2008 to ensure that all supporting information is available to EMR to facilitate a timely issue of the Quartz Mining Licence after the Decision Document. The Quartz Mining Licence is now expected in the second quarter of 2008.

The Decision Document is also the trigger that initiates detailed review of the Company’s submissions by the Yukon Water Board (“YWB”). The Company has updated the submissions previously provided to the YWB to ensure that they have all the current information available for their review. The issue of a Type A Water Licence by the YWB is expected at least six months following the commencement of their review. The Company projects that it will receive the Water License near the end of the fourth quarter in 2008.

Based on the events noted above, Western Copper will not be able to achieve project development within the timeframe outlined in the Company’s April 2007 feasibility study. It is now expected that limited, if any, construction can take place in 2008. This will delay completion of the construction and commencement of copper production until the latter half of 2010. Western Copper will use this time to progress engineering and procurement activities to facilitate an orderly and efficient mobilization of construction activities. Western Copper will also continue discussions with local stakeholders regarding opportunites in the project.

Once the permitting issues are resolved, the Company will continue discussions with Yukon Energy with a view to completing a Power Purchase Agreement and the construction of a 12 kilometre power line connecting the proposed mine site to the power grid.

Casino (Yukon, Canada)

The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. It has been the subject of considerable exploration going back to 1967 including a 73,000 metre diamond drilling program in the 1990s. The property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006.

In May 2007, 188 additional claims were staked by the Company to provide a buffer area around the core claims in anticipation of future development and to cover prospective ground adjacent to the porphyry.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired 100% interest in the property in exchange for a $1 million cash payment to Great Basin Gold Ltd.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

In September 2007, Western Copper engaged M3 to commence work on a pre-feasibility study for the project. Through sub-consultants, Western Copper also commenced work on power supply and transportation studies to assess all development options in those two areas. The Company targets to release the pre-feasibility study at the end of the second quarter of 2008.

The Company also shipped approximately two tonnes of samples from site to laboratories for grinding, flotation and leaching metallurgical test work to support the pre-feasibility study.

In the fourth quarter of 2007, the Company retained Gartner Lee to lead the collection of information for environmental permitting. To date the work has comprised mostly reviewing historical data and planning future field work. Expenditures are being minimized pending completion of the pre-feasibility study.

Assuming a positive result for the pre-feasibility study, Western Copper will initiate environmental base-line studies and permitting activities.

Should it make a production decision on the property, Western Copper is required to make an additional cash payment of $1 million to Great Basin Gold Ltd. The claims are also subject to a 5% net profits interest.

Hushamu (British Columbia, Canada)

The Hushamu property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006. The Hushamu property consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”). As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

The Rupert block is free of encumbrances.

In February 2007, Western Copper began a drilling program on the Hushamu property representing a continuation of the work commenced by Lumina in 2005. The program focused on the NW Expo and Cougar zone which had indicated promising results in Lumina’s 2005 exploration program. The 2007 program generally extended the copper-gold-molybdenum mineralization identified during the previous exploration programs but did not yield sufficient information to estimate a resource.

In 2008, Western Copper will continue to examine the exploration data and prepare a plan for advancing the property towards the formal study stage.

Molybdenum mineralization is contained within the deposit, but insufficient assay data precludes the estimation of a molybdenum resource.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

Redstone (Northwest Territories, Canada)

The Redstone property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The property comprises five mining leases (14,100 acres) and 55 mineral claims (73,000 acres) in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The only area that presently has an NI 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above. Should production be initiated at Coates Lake, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3% if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1 per pound.

The remainder of the Redstone property is not subject to royalties.

In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“UBC”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims that offer the most exploration potential.

UBC will perform work in 2008.

Sierra Almoloya (Chihuahua, Mexico)

The Sierra Almoloya property was transferred to Western Copper as a part of the plan of arrangement between Western Silver Corporation and Glamis Gold Ltd. in May 2006. The property is located northeast of the city of Parral in the state of Chihuahua, Mexico.

In July 2005, Queenston Mining Inc. (“Queenston”) signed an option and joint venture agreement whereby Queenston could earn an interest in the Sierra Almoloya property through staged exploration expenditures. On August 13, 2007, Queenston terminated its option on the property. As a result of the termination, all of the interests in the property reverted to Western Copper.

A small portion of the property is still subject to a US$200,000 option payment due to a third party on April 20, 2008. Another portion of the claims is subject to a 1% net smelter royalty.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

The following annual information has been extracted from the Company’s audited annual consolidated financial statements and the quarterly information has been extracted from the Company’s unaudited interim consolidated financial statements.

Consolidated financial and operating information
In Canadian dollars, as at and for the years ended:

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
Net loss	3,225,966	3,242,185	361,415
Loss per share – basic and diluted[1]	0.05	0.06	-
Mineral properties	57,194,181	46,507,499	4,423,514
Cash, cash equivalents, and short-term investments	23,726,947	37,082,010	-
Total assets	81,156,211	84,005,656	4,532,841

Selected quarterly financial information
In Canadian dollars, as at and for the quarters ended:

	12/31/07	9/30/07	6/30/07	3/31/07
	$	$	$	$
Net loss (income)	(894,685)	385,067	2,003,538	1,732,046
Net loss (income) per share – basic and diluted[1]	(0.01)	0.01	0.03	0.02
Mineral properties	57,194,181	55,395,547	51,097,993	47,265,078
Cash, cash equivalents, and short-term investments	23,726,947	26,324,280	30,441,934	34,564,486
Total assets	81,156,211	82,000,958	81,968,869	82,777,429

	12/31/06	9/30/06	6/30/06	3/31/06
	$	$	$	$
Net loss	2,176,471	908,371	44,212	113,131
Net loss per share – basic and diluted[1]	0.04	0.02	-	-
Mineral properties	46,507,499	4,523,514	4,523,514	4,423,514
Cash, cash equivalents, and short-term investments	37,082,010	37,938,011	31,361,349	1,000
Total assets	84,005,656	42,696,710	42,321,945	4,548,386

1. Loss per share figures for periods ended prior to June 30, 2006 are not available because Western Copper did not become an independent entity until May 3, 2006. Results prior to May 3, 2006 represent the direct exploration expenses incurred on the Carmacks Copper Project and the Sierra Almoloya property by Western Silver and an allocation of Western Silver’s general and administrative expenses incurred in each of these periods.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

Results of operations

	Three Months Ended		Year Ended
	December 31,		December 31,
In Canadian dollars	2007	2006	2007	2006
(unaudited)	$	$	$	$

EXPLORATION EXPENSES	-	1,749,733	2,512,439	3,654,611

ADMINISTRATIVE EXPENSES
Accounting and legal	129,454	92,569	462,340	327,945
Office and administration	626,486	528,134	2,281,152	1,360,270
Promotion and travel	137,371	193,820	663,978	475,856
Regulatory and filing fees	5,630	11,455	84,101	180,307

LOSS BEFORE TAXES AND
OTHER ITEMS	898,941	2,575,711	6,004,010	5,998,989

OTHER ITEMS
Interest income	(281,214)	(371,280)	(1,276,014)	(797,312)
Gain on marketable securities	-	-	-	(1,922,341)
Foreign exchange	8,867	(27,960)	19,249	(37,151)

LOSS BEFORE TAXES	626,594	2,176,471	4,747,245	3,242,185

Future Income Tax recovery	(1,521,279)	-	(1,521,279)	-

LOSS (INCOME)	(894,685)	2,176,471	3,225,966	3,242,185

Western Copper began operations on May 3, 2006. Results of operations prior to that date represent the results of Western Silver Corporation’s (“Western Silver”) copper business. Current period results are not comparable to the year ended December 31, 2006 as all amounts prior to May 3, 2006 only represent direct exploration expenditures incurred by Western Silver on the Carmacks Copper Project and the Sierra Almoloya property and an allocation of Western Silver’s general and administrative expenses based on mineral property costs deferred on the Carmacks Copper Project and the Sierra Almoloya property during each year compared to all mineral property costs deferred by Western Silver during that year. The financial discussion focuses on Western Copper’s operations during the quarter and year ended December 31, 2007.

Western Copper had income of $895,000 ($0.01 per common share) for the three months ended December 31, 2007. This compares with a loss of $2.2 million ($0.04 per common share) during the same quarter in the previous year. The difference of approximately $3.0 million is due to the following:

i)

Since the release of the feasibility study on April 26, 2007, on-going costs relating to the Carmacks Copper Project have been capitalized. In 2006, the Company had been expensing all exploration costs relating to the project; and

ii)

In December 2007, the Canadian federal government enacted a reduction in the Canadian federal income tax rates. The reduction resulted in a future income tax recovery of $1,446,279. The Company estimates that the future income tax liability relating to its mineral properties will be realized in or after the 2012 taxation year.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

The scale and nature of the Company’s operations has remained consistent with 2006. As a result, administrative expenses for the three months ended December 31, 2007 are comparable to the prior year. The current level of activity is expected to continue in 2008. The total amount of administrative costs was greater this year than 2006 because Western Copper operated for the entire year in 2007 as compared to only eight months in 2006.

Almost half of administrative expenses during the three months and year ended December 31, 2007 relate to employee wages and to stock-based compensation. These costs have been allocated to the following line items:

Wages and salaries	Three Months Ended		Year Ended
	December 31,		December 31,
In Canadian dollars	2007	2006	2007	2006
(unaudited)	$	$	$	$

EXPLORATION	-	145,777	159,866	313,404

ADMINISTRATIVE
Office and administration	218,209	160,118	696,112	374,651
Promotion and travel	22,617	65,051	85,716	151,347

	240,826	370,946	941,694	839,402

Stock-based compensation	Three Months Ended		Year Ended
	December 31,		December 31,
In Canadian dollars	2007	2006	2007	2006
(unaudited)	$	$	$	$

EXPLORATION	-	89,490	106,715	238,641

ADMINISTRATIVE
Office and administration	152,350	184,947	725,797	513,079
Promotion and travel	11,714	42,508	53,240	113,355

	164,064	316,945	885,752	865,075

Western Copper has been capitalizing all costs incurred on its other mineral properties. Mineral property activity and related costs are discussed in the liquidity and capital resources section.

Western Copper continues to earn interest on its cash deposits held at banks. As the Company uses its funds for operating and investing activities, these cash balances have been decreasing. This has led to lower quarter-over-quarter interest income. This trend is expected to continue.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

Liquidity and capital resources

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
	$	$	$	$
Cash provided by (used in)
Operating activities	(420,848)	(2,165,082)	(4,051,687)	(3,970,217)
Financing activities	-	1,401,421	447,700	39,067,768
Investing activities[1]	(2,176,485)	(34,884,328)	25,040,912	(32,807,529)

Increase (decrease) in cash and cash
equivalents during the period	(2,597,333)	(35,647,989)	21,436,925	2,290,022

Cash and cash equivalents – beginning	26,324,280	37,938,011	2,290,022	-

Cash and cash equivalents – ending	23,726,947	2,290,022	23,726,947	2,290,022

1. Cash provided by investing activities during the year ended December 31, 2007 is due to the redemption of short-term investments. Please see ‘investing activities’, below, for more information.

At December 31, 2007, the Company had $23.7 million in cash and cash equivalents. Cash and cash equivalents comprise cash deposits held at banks. Western Copper does not have any exposure to Asset-Backed Commercial Paper.

Western Copper is an exploration stage enterprise with insufficient revenue to meet its annual capital needs. The Company expects that its current cash balances will be sufficient to cover its administrative expenses and its mineral property costs in 2008. The Company will have to raise additional capital prior to construction of its Carmacks Copper Project to fund construction costs.

Western Copper has been able to raise funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. There is a risk that the Company may not be able to continue to raise funds to pursue future exploration and development programs.

Operating activities

The majority of the cash used in operating activities relates to employee wages, as discussed in ‘results of operations’, and other administrative expenses.

The Company expects that 2008 operating activity costs will remain consistent with 2007.

Financing activities

Stock option exercises have been the only financing activities in 2007. In 2006, Western Copper received $900,000 from stock option exercises and $37.9 million as part of the transfer of assets from Western Silver Corporation. Most of the stock options exercised in 2006 and 2007 were exercised by former employees of Western Silver Corporation and Lumina Resources. On March 25, 2008, most stock options outstanding are “out of the money”. Unless there is a significant increase in the Company’s stock price, Western Copper does not expect a significant amount of exercises in 2008.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

Investing activities

Investing activities provided $25.0 million during the year ended December 31, 2007. In the first half of 2007, Western Copper cashed its Guaranteed Investment Certificate in the amount of $34.8 million. This transaction accounts for the large amount of cash provided from investing activities during the year. The Company also expended $9.8 million on mineral property expenditures.

The mineral property additions shown below represent costs incurred, not necessarily cash spent, on mineral property expenditures. However, mineral property costs incurred are a good measure of Western Copper’s investing activities relating to its mineral properties.

The following table summarizes the costs capitalized on Western Copper’s properties during the year ended December 31, 2007:

	Carmacks	Casino	Hushamu	Redstone
	$	$	$	$

December 31, 2006	4,300,000	13,855,048	16,160,487	11,872,658

Exploration	3,409,127	252,926	1,656,386	9,000
Engineering studies	93,186	262,101	-	-
Design engineering	2,061,512	-	-	-
Permitting	315,728	-	6,020	-
Metallurgical testing	237,964	193,225	1,525	-
Option payment	-	1,000,000	60,000	-
Advance royalty	100,000	-	-	-
Claims maintenance	-	6,205	15,862	106,147
Salary and wages	300,956	123,325	52,525	11,875
Stock-based compensation	175,317	56,696	32,383	7,985
Future income tax	75,136	24,298	2,953	11,676
	6,768,926	1,918,776	1,827,654	146,683

December 31, 2007	11,068,926	15,773,824	17,988,141	12,019,341

a)	Carmacks Copper Project

In 2007, Western Copper continued its drilling activities at the Carmacks Copper Project in order to better define Zones 4 and 7. Costs related to this drill program make up the majority of the expenditures allocated to the exploration line item in the table above. The Company also performed geotechnical drilling and other engineering work in preparation for the development of the project.

Current cash balances are sufficient to support detailed engineering and other pre-construction costs. The Company will have to raise funds in order to build the project. At current foreign exchange rates, capital costs for the project are estimated to be approximately $130 million.

b)	Casino

On August 9, 2007, Western Copper paid $1 million to exercise its option on the Casino property. During the second half of the year, the Company began work on the pre-feasibility study, including supporting exploration and metallurgical work.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

Western Copper anticipates that the pre-feasibility study will be complete near the middle of 2008. The Company estimates that the costs to complete the study will approximate $1 million.

c)	Hushamu

In 2007, Western Copper performed a drilling program on its Hushamu property. A total of 4,300 metres were drilled from early February to June.

Other than internal analysis of existing information and planning of future activities, there is no work expected on the Hushamu property in 2008.

d)	Redstone

Work with UBC will continue through the year. A site visit will be undertaken by the Company and UBC in the 3rd quarter of 2008.

Related party transactions

During the year ended December 31, 2007, the Company charged overhead expenses to one of its directors in the amount of $7,285 (2006 - $4,665, 2005 - $nil). The Company credited this amount against office and administration expenses on the statement of loss.

Related party transactions are measured at the exchange amount.

Contractual obligations

The Company’s has a commitment relating to its head office lease. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2008	271,235
2009	226,029
Thereafter	-
Total	497,264

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties.

Significant accounting estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

Mineral properties

The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depends, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of capital and operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

Stock-based compensation and warrant valuation

The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted and warrants issued by the Company.

Change in accounting policies

Effective January 1, 2007, Western Copper adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA).

i)	Section 3855 - Financial Instruments, Recognition and Measurement and Section 3861 - Financial Instruments, Disclosure and Presentation

These sections prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company was required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for- trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Western Copper has designated its financial instruments as follows:

Cash, cash equivalents, and short-term investments are classified as “Available-for-Sale” and are recorded at their fair value;
Other receivables are classified as “Loans and Receivables”. These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and

Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

No adjustment was made to the Company’s opening balances as a result of the adoption of the financial instruments standard.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. The Company has not recognized any adjustment because no embedded derivative has been identified to date.

ii)	Section 1530 - Comprehensive Income

Section 1530 introduces a new financial statement - “Statement of Comprehensive Income” and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The adoption of the new standard did not give rise to an adjustment to the December 31, 2006 deficit. The Company has not recognized any adjustment through other comprehensive income for the year ended December 31, 2007.

iii)	Section 3865 - Hedges

This section specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. The adoption of the new standard did not give rise to an adjustment to the December 31, 2006 deficit. This standard did not have an impact on the Company for the year ended December 31, 2007.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

iv)	Emerging Issues Committee Abstract No. 160 - Stripping Costs Incurred in the Production Phase of a Mining Operation

Effective January 1, 2007, the Company adopted the new recommendations of the CICA Emerging Issues Committee Abstract No. 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" ("EIC-160"). EIC-160 clarifies the treatment of costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation and requires that these costs be charged to income in the period in which they are incurred, except when the costs represent a betterment to the mineral property.

Costs represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When costs are deferred in relation to a betterment, the costs are amortized over the reserve accessed by the stripping activity using the units of production method. This change in accounting policy did not impact the Company’s financial results as none of its properties are yet in operation.

Recent accounting pronouncements

The CICA has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods commencing January 1, 2008. The Company will adopt the requirements commencing in the interim period ending March 31, 2008 and is considering the impact this will have on the company's financial statements.

i)	Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

qualitative information about its objectives, policies and processes for managing capital;
summary quantitative data about what it manages as capital;
whether during the period it complied with any externally imposed capital requirements to which it is subject; and
when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

ii)	Section 3031 - Inventories

This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

iii)	Section 3862 – Financial Instruments, Disclosures

This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

designating financial assets and liabilities as held for trading;
designating financial assets as available-for-sale; and
determining when impairment is recorded against the related financial asset or when an allowance account is used.

The CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods commencing January 1, 2009. The Company will adopt the requirements commencing in the quarter ended March 31, 2009 and is considering the impact this will have on the Company's financial statements.

iv)	Section 3064 - Goodwill and intangible assets

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period.

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

Based on our assessment, management has concluded that, as at December 31, 2007, the Company‘s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

Risks and uncertainties

Mineral property development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

Although some of the expenditures required at its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Title to mineral properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged. At present, Western Copper is unaware of any dispute relating to its mineral properties.

Governmental requirements

The Company is currently mainly operating in Canada and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. It is possible that the Company may not be meeting all governmental requirements. Also, changes to governmental requirements by governmental agencies may be of detriment to the Company.

Metal prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, and molybdenum. These prices may not remain at levels required to make development of any given property feasible.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cautionary note regarding forward-looking statements: Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

National Instrument 43-101 compliant mineral resource estimate references

PROPERTY	COPPER CUT-OFF	NI 43-101 INDEPENDENT QUALIFIED PERSONS	TECHNICAL REPORT
Carmacks	0.25%	G. Arseneau Ph.D. P.Geo. & S. Casselman P. Geo.	Jan. 3, 2008
Casino	0.3% Cu Eq	E.D. Titley P.Geo. & C.M. Rebagliati P.Eng.	Feb. 27, 2004
Hushamu	0.20%	G. Giroux P. Eng. & D. Pawliuk P.Geo.	Apr.14, 2005
Redstone	3.0 % copper minimum assay intercept	A.W. Gourlay P.Geo.	Aug. 15, 2005